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                            August 16, 2023

       Pamela Connealy
       Chief Financial Officer
       Pyxis Oncology, Inc.
       321 Harrison Avenue
       Boston, MA 02118

                                                        Re: Pyxis Oncology,
Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Form 10-Q for the
quarterly period ended June 30, 2023
                                                            File No. 001-40881

       Dear Pamela Connealy:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the quarterly period ended June 30, 2023

       Managements Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research and Development Expenses, page 23

   1. Please revise your future filings to break out research and development program expenses related to PYX-201 and
PYX-106 separately for each period presented. If you do not track this information,
please disclose this fact and break out expense by stage of development
                                                        (i.e. pre-clinical and
clinical).
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Pamela Connealy
Pyxis Oncology, Inc.
August 16, 2023
Page 2

       You may contact Vanessa Robertson at 202-551-3649 or Daniel Gordon at 202-551-3486
with any questions.



FirstName LastNamePamela Connealy                      Sincerely,
Comapany NamePyxis Oncology, Inc.
                                                       Division of Corporation
Finance
August 16, 2023 Page 2                                 Office of Life Sciences
FirstName LastName